November 4, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 30, 2019
           File No. 333-231981

Dear Mr. Arena:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2019 letter.

Amended Registration Statement on Form S-1

Employees, page 39

1. We reissue comment 1. Please disclose the total number of employees, in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation
S-K.
Security Ownership of Certain Beneficial Owners and Management, page 89

2.     We reissue comment 7. We note that you have now included indirect ownership of
       holdings. Please revise the summary compensation table consistent with
Item 403 of
       Regulation S-K. We note that you have allocated portions of the shares held by Montecito to M. Katuska Sandoval and Dr. Gorlach. Please revise to reflect the entire amount beneficially owned by Montecito in the beneficial ownership table for M. Katuska
 Paul R. Arena
FirstName LastNamePaul Inc. Arena
Parallax Health Sciences, R.
Comapany 4, 2019
November NameParallax Health Sciences, Inc.
Page 2
November 4, 2019 Page 2
FirstName LastName
         Sandoval and Dr. Gorlach, since they are deemed to be beneficial owners. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See Instruction 5 to
Item 403 of
         Regulation S- K. In addition, we note in your response letter that Mr. Winthrow transferred his shares to M. Katuska Sandoval, his spouse. Such shares should be included in Mr. Winthrow's beneficial ownership in the table. Refer to Securities Act
         Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). Please revise the beneficial ownership table accordingly.
3. We reissue comment 8. Based upon footnote one to the table, the percentage ownership is based upon the common stock outstanding, common stock underlying vested options and warrants and common stock underlying preferred stock and dividends. Please revise consistent with Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the
         Exchange Act. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.
Certain Relationships and Related Transactions, and Director Independence, page
90

4. We note your response to comment 2 and reissue in part. Please disclose the the nature of the relationship between the Company and Intellectual Property Network and the use of
         the cash advances. See Item 404(d)(1) of Regulation S-K.
5. Please add back the disclosure regarding the relationship between M. Katuska Sandoval and Mr. Winthrow.
Description of Indebtedness, page 93

6. Please consider adding a separate risk factor discussing the prior and current defaults, discussing the specific defaults in greater specificity. Reconcile the statement on page 15 that your defaults were in the past and all have been cured to the satisfaction of the noteholder with the disclosure on page 93 reflecting current defaults. Please also revise the MD&A section to discuss these defaults. In addition, we note the disclosure on page
         93 regarding the verbal agreement to extend the due date of such convertible notes. Please provide a written description of the oral agreement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at
         http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Recent Sales of Unregistered Securities, page 99

7. We partially reissue comment 13. Please name the persons or identify the class of persons to whom the convertible debentures were issued. See Item 701(b) of Regulation S-K. In addition,please briefly state the facts relied upon to make the exemption available for the
 Paul R. Arena
Parallax Health Sciences, Inc.
November 4, 2019
Page 3
         convertible debentures. In addition, we note your response regarding your reliance upon
         Rule 701 stating that you are a voluntary filer. We note that the company filed a Form 8-
         A12G filed on March 28, 2007. Therefore, you appear to be subject to the reporting requirements under Section 13 of the Exchange Act. Therefore, please provide the basis for your reliance upon Rule 701 or provide if another exemption was available for such transactions.
       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNamePaul R. Arena                               Sincerely,
Comapany NameParallax Health Sciences, Inc.
                                                              Division of
Corporation Finance
November 4, 2019 Page 3                                       Office of Real
Estate & Construction
FirstName LastName